Exhibit 99.1

Chemomab Therapeutics Announces First Quarter 2025 Financial Results and Provides
Corporate Update

—Reported Positive 48-Week Data from SPRING Trial—Nebokitug Treatment in PSC Patients with
Moderate/Advanced Disease Resulted in Continued Improvements across Key Biomarkers of Liver Injury, Inflammation and Fibrosis—

—Aligned with FDA on Pathway to Potential Regulatory Approval for the Treatment of PSC with a Single, Clinical-Events-Driven Clinical Trial—

—These Major Milestones Support the Advancement of Nebokitug to Phase 3 and Position It to
Potentially Become the First FDA-Approved Treatment for PSC—

 —Cash Runway Extended to the Second Quarter of 2026—

—Company Advancing Multiple Partnering Options for Executing the Nebokitug Program—

TEL AVIV, Israel, May 15, 2025 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB), (Chemomab), a clinical-stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the first quarter ended March 31, 2025, and provided a corporate update.

“In the first quarter of 2025 Chemomab continued to successfully deliver on its commitments, achieving two major milestones with transformative potential for both the company and  the global primary sclerosing cholangitis (PSC) community, ” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. “The first was achieving, for the first time, a clear regulatory pathway with the FDA to advance nebokitug to a potential full regulatory approval in PSC. The second was release of our positive 48-week Open Label Extension (OLE) data from the nebokitug Phase 2 SPRING trial—data that confirmed and extended the positive results seen in the 15-week placebo-controlled portion of the study.”

Dr. Mor continued, “Earlier this year we reported the results of our End-of-Phase 2 meeting with FDA. We aligned on a full regulatory approval program for nebokitug using a single pivotal Phase 3 trial based on well-characterized clinical events that are associated with disease progression in PSC. Neither liver biopsies nor confirmatory studies are needed. We believe the use of a clinical event-driven endpoint derisks the Phase 3 trial, since data from the SPRING study showed that PSC patients with moderate/advanced disease treated with nebokitug for 48 weeks showed a significantly lower number of clinical events compared to historical controls. The OLE data also showed that nebokitug continued to be safe and well-tolerated over 12 months of treatment and resulted in broad and substantial improvements in all the key biomarkers associated with PSC. The results were especially strong in the 20 mg/kg dose that we intend to use in a Phase 3 trial, as well as in patients with moderate/advanced disease, a group that is most at risk for disease progression and that will be enrolled in Phase 3. Based on these developments—the strong 48-week SPRING trial data and the regulatory clarity achieved with the FDA—nebokitug is positioned to potentially become the first FDA-approved treatment for PSC, a devastating disease with no FDA-approved therapies.”

Dr. Mor added, “We plan to advance the Phase 3 program by collaborating with a strategic partner. We are in active discussions with a variety of potential strategic partners on multiple possible paths forward and are actively considering a variety of value-creating options for advancing nebokitug toward registration. We expect to report more detail on our plans in the coming months. I want to thank our talented and committed employees and collaborators, and the many PSC community members who contributed to our success in achieving these major milestones. We look forward to continuing to work together to progress nebokitug towards becoming the first FDA-approved therapy for this devastating disease.”

First Quarter 2025 and Recent Highlights:

•
On May 5, 2025, Chemomab announced that data from the company’s Phase 2 SPRING trial of nebokitug in PSC was presented in an oral Distinguished Abstract Plenary session at Digestive Disease Week® (DDW 2025) in San Diego, California. The DDW 2025 session presented data from the double-blind, placebo-controlled 15-week treatment period and the 48-week open label extension portion of the study.

•
On April 28, 2025 Chemomab reported data from two study abstracts that were presented as posters at EASL 2025, the Annual Congress of the European Association for the Study of the Liver. In one study, comprehensive proteomic analyses of 3,000 circulating proteins in patient samples from the Phase 2 SPRING trial showed that nebokitug-treated patients exhibited significant and dose-dependent changes in proteins playing a key role in fibrosis, immune cell recruitment and inflammation. Nebokitug-treated patients showed reductions in multiple proteins, including those involved in downregulation of biological processes related to fibrosis and inflammation. The authors highlighted how nebokitug’s ability to neutralize CCL24 exerts a wide impact, including reductions in a broad array of inflammatory and fibrotic biomarkers in treated patients. The second study analyzed the pharmacodynamics and pharmacokinetics (PK) of nebokitug and CCL24 using data from the SPRING trial. PK analyses indicated effective antibody-target engagement, and linear regression analyses found trends between increasing patient exposure to nebokitug and decreasing  levels of PSC disease biomarkers.

•
On April 15, 2025, Chemomab announced new medical and clinical appointments. David M. Weiner, MD, rejoined Chemomab as Interim Chief Medical Officer, binging extensive biotechnology and pharmaceutical industry R&D, drug development and strategic experience, and Jack Lawler, who oversaw the conduct of Chemomab’s successful Phase 2 SPRING Trial in PSC, was promoted to the position of Chief Development Officer.

•
On March 27, 2025, Chemomab announced positive results from the Open Label Extension (OLE) portion of the Phase 2 SPRING trial of nebokitug in PSC. The OLE study confirmed that the drug was safe and well-tolerated in PSC patients for up to 48 weeks and resulted in positive effects, including continued improvements in key liver biomarkers such as the ELF score, the fibrosis-related components of ELF and the fibrosis biomarker PRO-C3. Liver stiffness scores as measured by FibroScan® were substantially lower in the nebokitug-treated patients with moderate/advanced disease compared to historical controls. Cholestasis-related markers stabilized over 48 weeks of treatment and total serum bile acids were reduced. Importantly, OLE patients with moderate/advanced disease treated with nebokitug for 48 weeks showed a significantly lower number of clinical events compared to historical controls.

•
On  March 6, 2025, Chemomab announced a new scientific presentation at the 8th International Congress on Controversies in Rheumatology and Autoimmunity (CORA 2025) that further confirmed the potential of nebokitug as a novel treatment for systemic sclerosis. The new data added to the extensive body of preclinical evidence that CCL24 is a key driver of the skin, lung and vascular manifestations of this disabling condition that lacks disease-modifying therapies.

•
On February 19, 2025, Chemomab announced the successful completion of its End-of-Phase 2 Meeting with the U.S. Food and Drug Administration (FDA) and alignment with FDA on the design of a Phase 3 registration study for nebokitug for the treatment of PSC. The design provides clarity on a streamlined path to full regulatory approval based on a single pivotal trial that does not require liver biopsies or confirmatory studies. The primary endpoint measures time-to-first clinical event and encompasses multiple clinical events associated with disease progression. Key publications have shown that the reductions in PSC biomarkers seen in the nebokitug Phase 2 SPRING trial are associated with reductions in clinical events, increasing  confidence in the relevance of this approach for the nebokitug Phase 3 trial.

•
On February 19, 2025, Chemomab reported that the International Nonproprietary Names (INN) program of the World Health Organization had assigned the INN designation nebokitug to the company’s lead product candidate CM-101.

•
On January 13, 2025, a new peer-reviewed publication in the journal Cells further confirmed the key role of the soluble protein CCL24 in driving the fibro-inflammatory pathologies underlying PSC, systemic sclerosis and other fibrotic diseases. The review describes the pivotal role CCL24 plays in initiating and advancing fibrotic processes, highlighting its impact on fibrotic, immune and vascular pathways. It also presented preclinical and clinical evidence supporting the therapeutic potential of blocking CCL24 in diseases that involve excessive inflammation and fibrosis.

First Quarter 2025 Financial Highlights

◾
Cash Position: Cash, cash equivalents and short-term bank deposits were $10.6 million as of March 31, 2025, compared to $14.3 million as of December 31, 2024.  This cash runway is expected to fund the company through the second quarter of 2026.

◾
Research and Development (R&D) Expenses: R&D expenses were $2.5 million for the first quarter of 2025, compared to $3.1 million for the first quarter of 2024. The decrease in R&D expenses in the first quarter of 2025 compared to the first quarter of 2024 primarily resulted from the continued winding down of activities related to the Phase 2 SPRING trial .

◾
General and Administrative (G&A) Expenses: G&A expenses were $1.0 million for the first quarter of 2025, compared to $0.9 million for the first quarter of 2024. The increase in G&A expenses primarily reflects increases in share-based expenses.

◾
Net Loss: Net loss was $3.3 million, or a net loss of less than $0.01 per basic and diluted ordinary share for the first quarter of 2025, compared to $3.9 million, or a net loss of less than $0.01 per basic and diluted ordinary share for the first quarter of 2024. The weighted average number of ordinary shares outstanding, basic and diluted, was 456,149,916 (equal to approximately 22.8 million ADSs) for the first quarter of 2025.

◾	Liquidity and Capital Resources: Chemomab believes its existing liquidity resources as of March 31, 2025 will enable it to fund its operations through the second quarter of 2026.

◾
Number of Issued and Outstanding Shares: As of March 31, 2025, the company had 377,256,460 Ordinary shares issued and outstanding (equal to 18,862,823 ADSs), compared to 377,132,220 (equal to 18,856,611 ADSs) as of December 31, 2024.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially,” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the risk that certain acknowledgements from the End-of-Phase 2 (EOP2) meeting with the FDA in connection with PSC regulatory approval will not materialize into a pathway for regulatory approval; that certain conclusions and assumptions drawn from the EOP2 meeting with the FDA discussed in the press release will prove incorrect and adversely affect the ability for nebokitug to become an FDA fully approved therapy; the risk that the full data set from the nebokitug study or data generated in further clinical trials of nebokitug will not be consistent with the topline results of the nebokitug Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for nebokitug in the U.S., Europe or other territories; failure to successfully commercialize nebokitug, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for nebokitug if approved; uncertainties in the degree of market acceptance of nebokitug by physicians, patients, third-party payors and others in the healthcare community; nebokitug development of unexpected safety or efficacy concerns related to nebokitug; failure to successfully conduct future clinical trials for nebokitug, including due to the Company's potential inability to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of nebokitug for commercial or clinical needs, to conduct the Company's clinical trials; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in Israel, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2024. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release. Before you invest, you should read the documents we have filed and will file with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug (CM-101), a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from four clinical trials of nebokitug in patients. Based on positive data from its Phase 2 SPRING trial in primary sclerosing cholangitis (PSC), the company is preparing for potential initiation of a nebokitug PSC Phase 3 trial. The design of Phase 3 calls for a single pivotal trial based on a clinical event primary endpoint that provides a clear and streamlined pathway to potential full regulatory approval. Nebokitug has received FDA and EMA Orphan Drug and FDA Fast Track designations for the treatment of PSC. Chemomab’s nebokitug program for the treatment of systemic sclerosis has an open U.S. IND. For more information, visit: chemomab.com.

Contacts:

Media & Investors:
Chemomab Therapeutics:
Barbara Lindheim
Consulting Vice President
Investor & Public Relations,
Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com

Chemomab Therapeutics Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

	March 31, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	8,338	6,071
Short term bank deposits	2,225	8,195
Restricted cash	140	76
Other receivables and prepaid expenses	1,274	1,698

Total current assets	11,977	16,040

Non-current assets
Long term prepaid expenses	341	385
Property and equipment, net	237	250
Operating lease right-of-use assets	264	289

Total non-current assets	842	924

Total assets	12,819	16,964

Current liabilities
Trade payables	490	666
Accrued expenses	1,365	1,563
Employee and related expenses	279	874
Operating lease liabilities	113	115

Total current liabilities	2,247	3,218

Non-current liabilities
Operating lease liabilities - long term	179	209

Total non-current liabilities	179	209

Commitments and contingent liabilities

Total liabilities	2,426	3,427

Shareholders' equity (*)

Ordinary shares no par value - Authorized: 4,650,000,000 shares as of March 31, 2025, and as of December 31, 2024;
Issued and outstanding: 377,256,460 Ordinary shares as of March 31, 2025 and 377,132,220 as of December 31, 2024;

		-
Additional paid in capital	116,339	116,160
Accumulated deficit	(105,946)	(102,623)

Total shareholders’ equity	10,393	13,537
Total liabilities and shareholders’ equity	12,819	16,964

The accompanying notes are an integral part of the interim condensed consolidated financial statements
(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months
	Ended	Ended
	March 31,	March 31,
	2025	2024
Operating expenses

Research and development	2,493	3,152

General and administrative	994	896

Total operating expenses	3,487	4,048

Financing income, net	164	180

Net loss for the period	3,323	3,868

Basic and diluted loss per Ordinary Share (*)	0.007	0.014

Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	456,149,916	284,151,752

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares